EXHIBIT 13

ACME ELECTRIC CORPORATION
INTERIM REPORT 3
39 WEEKS ENDED MARCH 28, 1998


To Our Shareholders:

    Third quarter net income increased to $585,000 from $224,000 in the same quarter last year. And, year-to-date earnings through three quarters are $1,253,000, compared to $314,000 in F/Y '97. The progress continues.
    Our Aerospace Division was awarded a contract to develop the Integrated Standby Flight Display dedicated battery back-up system for Boeing. This new system will initially be offered on the 737 and 767 model aircraft. Production is expected to begin in November.
    Since early January, we have had a number of customers in the high-end computer and telecommunications markets push back scheduled shipments for custom power supplies. They have indicated there is a softening in demand for their products, related to the economic troubles in the Far East. At the moment, improvements are not expected until early fall. We have made the necessary cut backs to our business and will monitor this situation closely.
    This quarter we successfully completed the conversion of all of our businesses to Oracle client/server business application and database software from our legacy mainframe-based system. This change will enable us to be far more responsive to our customers and vendors. Much hard work went into this conversion. My sincere thanks to all involved.
    Overall, we continue to make good progress and expect a much improved fiscal year.

Robert J. McKenna
Chairman and CEO


May 1, 1998
ACME ELECTRIC CORPORATION
East Aurora, New York

The following tables set forth certain unaudited financial information for the thirty-nine-week periods ended March 28, 1998, and March 28, 1997 (in thousands, except for per share data):

                                              BALANCE SHEET
                                              -------------
                                     03/38/98     03/28/98     06/30/97
                                     --------     --------     --------

Current Assets.................       $27,401      $33,939      $29,694
Fixed Assets and Other - Net...        19,712       19,065       20,450
                                       ------       ------       ------
  Total........................       $47,113      $53,004      $50,144
                                       ======       ======       ======

Current Liabilities............       $11,370      $13,769      $12,975
Long-Term Debt.................        17,953       23,129       20,681
Shareholders' Equity...........        17,790       16,106       16,488
                                       ------       ------       ------
  Total........................       $47,113      $53,004      $50,144
                                       ======       ======       ======

                                    INCOME STATEMENT
                                    ----------------
                      13 Weeks  13 Weeks  39 Weeks  39 Weeks  Fiscal Year
                       Ended     Ended     Ended     Ended       Ended
                      03/28/98  03/28/97  03/28/98  03/28/97   06/30/97
                      --------  --------  --------  --------   --------

Net Sales........      $22,352   $24,006   $67,283   $70,707    $94,062
Net Income.......          585       224     1,253       314        136
Net Income Per Common Share
  (Basic and Diluted)     $.12      $.04      $.25      $.06       $.03
Weighted Average Number of Shares
  Outstanding Used to Compute
  Income Per Common Share:
  Basic..........        5,048     4,956     5,045     4,951      4,962
  Diluted........        5,060     4,970     5,059     4,964      4,972


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